Exhibit 99.1

UNDERWRITING AGREEMENT

January 21, 2009

Kinross Gold Corporation

52nd Floor, Scotia Plaza

40 King Street West

Toronto, Ontario

M5H 3Y2

Attention:	Thomas Boehlert
Executive Vice President and Chief Financial Officer

UBS Securities Canada Inc. (“UBS Canada”), CIBC World Markets Inc., GMP Securities L.P., RBC Dominion Securities Inc., Scotia Capital Inc., Merrill Lynch Canada Inc., Morgan Stanley & Co. Incorporated, BMO Nesbitt Burns Inc., HSBC Securities (Canada) Inc., National Bank Financial Inc., Blackmont Capital Inc., Paradigm Capital Inc., Thomas Weisel Partners Canada Inc. and Wellington West Capital Markets Inc. (collectively, the “Underwriters” and, individually, an “Underwriter”) hereby severally, and not jointly or jointly and severally, offer to purchase from Kinross Gold Corporation (the “Corporation”) in the respective percentages set forth in Section 17 hereof, an aggregate of 20,900,000 common shares of the Corporation (each, a “Common Share”) at a price of US$17.25 per Common Share (the “Offering Price”).  The aggregate of 20,900,000 Common Shares being purchased by the Underwriters as described in the first sentence of this paragraph are referred to herein as the “Firm Shares”.

Upon and subject to the terms and conditions contained herein, the Corporation hereby grants to the Underwriters an option (the “Over-Allotment Option”) to purchase severally, and not jointly or jointly and severally, in the respective percentages set forth in Section 17 hereof up to an additional 3,135,000 Common Shares (the “Additional Shares”) at a price of US$17.25 per Common Share for the purposes of covering over-allotments.  The Over-Allotment Option may be exercised in whole or in part at any time prior to 5:00 p.m., (Toronto time), on the 30th day after the Closing Date (as hereinafter defined) by written notice from UBS Canada on the Underwriters’ behalf to the Corporation setting forth the aggregate number of Common Shares to be purchased.

The Underwriters understand that the Corporation has filed under and as required by Canadian Securities Laws (as hereinafter defined) with the Canadian Securities Commission (as hereinafter defined) in each Qualifying Jurisdiction (as hereinafter defined) other than Newfoundland and Prince Edward Island a preliminary short form prospectus relating to the Securities (as hereinafter defined) in both the English and French languages (such short form prospectus, including the Documents Incorporated by Reference, the “Initial Canadian Preliminary Prospectus”) and obtained a Passport Receipt (as hereinafter defined) therefor.  In addition, the Underwriters understand that the Corporation has filed with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (File

No. 333- 156815) covering the registration of the Securities under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and the rules and regulations of the SEC thereunder, including the English-language Initial Canadian Preliminary Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC) (such registration statement, including the exhibits and any schedules thereto, the documents incorporated by reference therein and the documents otherwise deemed under applicable rules and regulations of the SEC to be a part thereof or included therein, the “Initial Registration Statement”).

The Corporation shall, as soon as possible after the execution of this Agreement and on a basis acceptable to the Underwriters, prepare and file under and as required by Canadian Securities Laws with each of the Canadian Securities Commissions in both the English and French languages an amended and restated Canadian Preliminary Prospectus (such short form prospectus, including the Documents Incorporated by Reference, the “Amended and Restated Canadian Preliminary Prospectus”) and all other required documents and obtain a Passport Receipt therefor no later than 5:00 p.m. (Toronto time) on January 21, 2009.  The Company shall also, immediately after the filing of the Amended and Restated Canadian Preliminary Prospectus and on a basis acceptable to the Underwriters, prepare and file with the SEC an amendment to the Initial Registration Statement, including the Amended and Restated Canadian Preliminary Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC) (such amended registration statement, including the exhibits and any schedules thereto, the documents incorporated by reference therein and the documents otherwise deemed under applicable rules and regulations of the SEC to be a part thereof or included therein, the “Amendment No. 1 to the Registration Statement”).

The Corporation will prepare and file forthwith after any comments with respect to the Canadian Preliminary Prospectus have been received from, and have been resolved with, the Principal Regulator, and on a basis acceptable to the Underwriters and on the terms set out below, under and as required by Canadian Securities Laws with each of the Canadian Securities Commissions in both the English and French languages a (final) short form prospectus (such short form prospectus, including all Documents Incorporated by Reference, the “Canadian Final Prospectus”) and all other required documents, including any document incorporated by reference therein that has not previously been filed, in order to qualify for distribution to the public the Securities in each of the Qualifying Jurisdictions through the Underwriters or any other investment dealer or broker registered to transact such business in the applicable Qualifying Jurisdictions contracting with the Underwriters and obtain a Passport Receipt therefor no later than January 29, 2009 (or such later date as may be agreed to in writing by the Corporation and the Underwriters).  The Corporation will also, immediately after the filing of the Canadian Final Prospectus and on a basis acceptable to the Underwriters, file with the SEC a further amendment to the Initial Registration Statement, including the Canadian Final Prospectus (with deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC) (such amended registration statement, including the exhibits and any schedules thereto, the documents incorporated by reference therein and the documents otherwise deemed under applicable rules and regulations of the SEC to be a part thereof or included therein, the “Amendment No. 2 to the Registration Statement”) and cause the Amendment No. 2 to the Registration Statement to become effective under the U.S.

Securities Act (the Initial Registration Statement, as amended, including the exhibits and any schedules thereto, the documents incorporated by reference therein and the documents otherwise deemed under applicable rules and regulations of the SEC to be a part thereof or included therein, at the time it becomes effective, the “Registration Statement”).

The Corporation has also prepared and filed with the SEC an appointment of agent for service of process upon the Corporation on Form F-X (the “Form F-X”) in conjunction with the filing of the Initial Registration Statement.

The Corporation and the Underwriters agree that any sales or purchases of the Securities in the United States will be conducted through the Underwriters, or one or more affiliates of the Underwriters, duly registered in compliance with applicable United States federal and state securities laws.

In consideration of the agreement of the Underwriters to purchase the Securities and to offer them to the public pursuant to the Offering Documents (as hereinafter defined) and as otherwise contemplated herein, the Corporation agrees to pay to the Underwriters, at the First Time of Closing (as hereinafter defined) and at the Time of Closing on any Option Closing Date, a fee (the “Underwriting Fee”) equal to 4.0% of the gross proceeds from the Securities purchased at the First Time of Closing or such Time of Closing, as applicable.

The Underwriters may offer the Securities at a price less than the Offering Price in compliance with Applicable Securities Laws and, specifically in the case of any Securities offered in the Qualifying Jurisdictions, the requirements of National Instrument 44-101 - Short Form Prospectus Distributions and the disclosure concerning the same which is contained in the Offering Documents.

Section 1.                                          Terms and Conditions

The following are additional terms and conditions of this Agreement between the Corporation and the Underwriters:

(1)                                  Definitions

Where used in this Agreement or in any amendment hereto, the following terms shall have the following meanings, respectively:

“affiliate”, “distribution” and “person” have the respective meanings given to them in the Securities Act (Ontario);

“Additional Shares” has the meaning given to that term in the second paragraph of this Agreement;

“Additional Securities” has the meaning given to that term in the second paragraph of this Agreement;

“Agreement” means the agreement resulting from the acceptance by the Corporation of the offer made by the Underwriters by this letter;

“Amended and Restated Canadian Preliminary Prospectus” has the meaning ascribed in the fourth paragraph of this Agreement;

“Amendment No. 1 to the Registration Statement” has the meaning ascribed in the fourth paragraph of this Agreement;

“Amendment No. 2 to the Registration Statement” has the meaning ascribed in the fifth paragraph of this Agreement;

“Applicable Securities Laws” means the Canadian Securities Laws, the U.S. Securities Laws and the applicable securities laws of jurisdictions other than the Offering Jurisdictions in which the Securities are permitted to be sold in accordance with this Agreement;

“Applicable Time” means the time the Registration Statement is declared effective;

“business day” means a day, other than a Saturday, a Sunday or a day on which chartered banks are not open for business in Toronto, Ontario;

“Canadian Final Prospectus” has the meaning ascribed in the fifth paragraph of this Agreement;

“Canadian GAAP” has the meaning given to it in Section 8(1)(m);

“Canadian Offering Documents” means each of the Canadian Preliminary Prospectus, the Canadian Final Prospectus, any Canadian Prospectus Amendment;

“Canadian Preliminary Prospectus” means the Initial Canadian Preliminary Prospectus, as amended by the Amended and Restated Canadian Preliminary Prospectus, including all Documents Incorporated by Reference;

“Canadian Prospectus” means, collectively, the Canadian Preliminary Prospectus and the Canadian Final Prospectus, in each case including all of the Documents Incorporated by Reference;

“Canadian Prospectus Amendment” means any amendment to the Canadian Preliminary Prospectus or the Canadian Final Prospectus;

“Canadian Securities Commissions” means the securities regulatory authorities in each of the Qualifying Jurisdictions;

“Canadian Securities Laws” means, collectively, all applicable securities laws of each of the Qualifying Jurisdictions and the respective rules and regulations under such laws together with applicable published instruments, notices and orders of the securities regulatory authorities in the Qualifying jurisdictions;

“CDS” has the meaning given to it in Section 11(3);

“Closing Date” means February 5, 2009 or such earlier or later date as may be agreed to in writing by the Corporation and the Underwriters;

“Common Shares” means the common shares in the capital of the Corporation;

“Designated Stock Exchange” has the meaning given to it in the Income Tax Act (Canada) and includes the TSX and NYSE;

“Documents Incorporated by Reference” means all interim and annual financial statements, management’s discussion and analysis, business acquisition reports, management information circulars, annual information forms, material change reports or other documents filed by the Corporation, whether before or after the date of this Agreement, that are or are required to be incorporated by reference into the Canadian Prospectus or the U.S. Prospectus, as applicable;

“Environmental Laws” has the meaning given to it in Section 8(1)(o);

“Exchange” means, individually, the TSX and the NYSE;

“Financial Information” has the meaning given to it in Section 5(1)(d);

“Financial Statements” means the financial statements of the Corporation included in the Documents Incorporated by Reference, including the notes to such statements and the related auditors’ report on such statements, where applicable;

“Firm Shares” has the meaning ascribed in the first paragraph of this Agreement.

“First Time of Closing” means 8:00 a.m. (Toronto time) or such other time as may be agreed to by the Corporation and the Underwriters on the Closing Date.

“Free Writing Prospectus” means a free writing prospectus, as defined in Rule 405 under the U.S. Securities Act;

“Governmental Authority” means and includes, without limitation, any national, federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing;

“Governmental Licenses” has the meaning given to it in Section 8(1)(n);

“Hazardous Materials” has the meaning given to it in Section 8(1)(o);

“Initial Canadian Preliminary Prospectus” has the meaning given to it in the third paragraph of this Agreement;

“Issuer Free Writing Prospectus” means an “issuer free writing prospectus” as defined in Rule 433 under the U.S. Securities Act relating to the Securities that (i) is required to be filed with the SEC by the Corporation, (ii) is a “road show that is a written communication” within the meaning of Rule 433(d)(8)(i) whether or not required to be filed with the SEC or (iii) is exempt from filing pursuant to Rule 433(d)(5)(i) because it contains a description of the Securities or of the Offering that does not reflect the final terms, in each case in the form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in the Corporation’s records pursuant to Rule 433(g);

“Material Adverse Effect” has the meaning given to it in Section 8(1)(b);

“material change” means a material change for the purposes of Applicable Securities Laws or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means a change in the business, operations or capital of the Corporation on a consolidated basis that would reasonably be expected to have a significant effect on the market price or value of any of the Common Shares and includes a decision to implement such a change made by the board of directors of the Corporation;

“material fact” means a material fact for the purposes of Applicable Securities Laws or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means a fact that would reasonably be expected to have a significant effect on the market price or value of any of the Common Shares;

“misrepresentation” means a misrepresentation for the purposes of the Applicable Securities Laws of an Offering Jurisdiction or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means: (i) an untrue statement of a material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made;

“NI 43-101” means National Instrument 43-101 - Standards for Disclosure for Mineral Projects;

“NI 44-101” means National Instrument 44-101 - Short Form Prospectus Distributions;

“NYSE” means the New York Stock Exchange;

“Offering” means the sale of the Securities pursuant to this Agreement;

“Offering Documents” means the Canadian Offering Documents and the U.S. Offering Documents;

“Offering Jurisdictions” means the United States and the Qualifying Jurisdictions;

“Option Closing Date” means the date on which the Option Time of Closing occurs;

“Option Time of Closing” has the meaning given to it in Section 11(2);

“Passport Receipt” means the receipt issued by the Principal Regulator, which is deemed to also be a receipt of the other Canadian Securities Commissions pursuant to Multilateral Instrument 11-102 - Passport System, for the Canadian Preliminary Prospectus, the Canadian Final Prospectus and any Canadian Prospectus Amendment, as the case may be;

“Permitted Free Writing Prospectus” has the meaning given to it in Section 9(6);

“Plans” has the meaning given to it in Section 8(1)(q);

“Principal Regulator” means the Ontario Securities Commission;

“Public Corporation” has the meaning given to it in subsection 89(1) of the Income Tax Act (Canada);

“Qualifying Jurisdictions” means, collectively, each of the provinces of Canada;

“Registration Statement” has the meaning ascribed in the fifth paragraph of this Agreement;

“SEC” means the United States Securities and Exchange Commission;

“Securities” means, collectively, the Firm Shares and the Additional Shares;

“Securities Commission” means the applicable securities commission or regulatory authority in each of the Offering Jurisdictions, as the case may be;

“Selling Firm” has the meaning given to it in Section 4(1);

“Significant Subsidiary” has the meaning given to it in Section 8(1)(f);

“Standard Listing Conditions” means the customary post-closing conditions imposed by the TSX and the NYSE in connection with the listing and posting for trading on the TSX and the NYSE of the Securities;

“Subsequent Disclosure Documents” means any financial statements, management information circulars, annual information forms, material change reports or other documents filed by the Corporation with a Securities Commission after the filing of the Canadian Final Prospectus and U.S. Final Prospectus that are or are required to be incorporated by reference in the Canadian Final Prospectus or the U.S. Final Prospectus;

“subsidiary” means a subsidiary for purposes of the Business Corporations Act (Ontario);

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder;

“Time of Closing” means the First Time of Closing and the Option Time of Closing;

“TSX” means the Toronto Stock Exchange;

“Underwriter Information” means the following information and statements relating solely to the Underwriters and provided by the Underwriters for inclusion in the Offering Documents:

(a)                                  the marketing names of the Underwriters on the cover page of the U.S. Preliminary Prospectus and U.S. Final Prospectus; and

(b)                                 the ninth through thirteenth full paragraphs of the text under the caption “Plan of Distribution” in the Canadian Preliminary Prospectus, the U.S. Preliminary Prospectus, the Canadian Final Prospectus and the U.S. Final Prospectus concerning price stabilization and short-positions.

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Amended Prospectus” means a prospectus included in any U.S. Registration Statement Amendment;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Final Prospectus” means the English-language Canadian Final Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, included in the Registration Statement at the time it becomes effective, including the Documents Incorporated by Reference therein;

“U.S. Offering Documents” means the Initial Registration Statement, the Amendment No. 1 to the Registration Statement, the Amendment No. 2 to the Registration Statement, the Registration Statement, any U.S. Registration Statement Amendment, the U.S. Preliminary Prospectus, the U.S. Final Prospectus and any U.S. Amended Prospectus;

“U.S. Preliminary Prospectus” means, as of any time prior to the Applicable Time, the English-language Canadian Preliminary Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, included in the Initial Registration Statement as amended at such time, including the Documents Incorporated by Reference therein;

“U.S. Prospectus” means, collectively, the U.S. Preliminary Prospectus and the U.S. Final Prospectus, in each case including all of the Documents Incorporated by Reference;

“U.S. Registration Statement Amendment” means any post-effective amendment to the Registration Statement filed with the SEC during the distribution of the Securities;

“U.S. Securities Act” has the meaning ascribed in the third paragraph of this Agreement; and

“U.S. Securities Laws” means all applicable securities legislation in the United States, including, without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder, and any applicable state securities laws.

(2)                                  Capitalized terms used but not defined herein have the meanings ascribed to them in the Canadian Prospectus.

(3)                                  Any reference in this Agreement to a section or subsection shall refer to a section or subsection of this Agreement.

(4)                                  All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case required and the verb shall be construed as agreeing with the required word and/or pronoun.

(5)                                  Any reference in this Agreement to $ or to “dollars” shall refer to the lawful currency of the United States, unless otherwise specified.

(6)                                  The following are the schedules to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule “A” - Issuer Free Writing Prospectuses

Schedule “B” - Form of Lock-up Agreement

Schedule “C” - Persons Subject to Lock-up Agreements

Section 2.                                          Reserved.

Section 3.                                          Filing of Prospectus.

(1)                                The Corporation shall, all on a basis satisfactory to the Underwriters:

(a)                                  not later than January 21, 2009, have obtained Passport Receipt with respect to each of the Initial Canadian Preliminary Prospectus and the Amended and Restated Canadian Preliminary Prospectus from the Principal Regulator;

(b)                                 not later than January 21, 2009, have filed the Amendment No. 1 to the Registration Statement with the SEC;

(c)                                  until the date on which the distribution of the Securities by the Underwriters is completed, promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required under Applicable Securities Laws, or as the Underwriters request, to continue to qualify the distribution of the Securities by the Underwriters or, provided that the Closing Date has occurred on or before February 5, 2009, in the event that the Securities have, for any reason, ceased to so qualify, to so qualify again the Securities for distribution (for the avoidance of doubt, under no circumstances shall the Corporation be required to register or qualify the Securities, consent to service of process or make any material filing in any jurisdiction other than the Offering Jurisdictions);

(d)                                 forthwith after any comments with respect to the Canadian Preliminary Prospectus have been received from, and have been resolved with, the Principal Regulator, but not later than January 29, 2009 (or such later date as may be agreed to in writing by the Corporation and the Underwriters), have obtained a Passport Receipt with respect to the Canadian Final Prospectus from the Principal Regulator or otherwise fulfilled all legal requirements to enable the Securities to be offered and sold to the public in the Qualifying Jurisdictions through the Underwriters or any other investment dealer or broker registered to transact such business in the applicable Qualifying Jurisdictions contracting with the Underwriters; and

(e)                                  immediately after filing of the Canadian Final Prospectus referenced in subparagraph (d) above, file the Amendment No. 2 to the Registration Statement with the SEC, which shall become effective upon filing pursuant to Rule 467(a) under the U.S. Securities Act.

(2)                                  Prior to the filing of the Offering Documents and thereafter, during the period of distribution of the Securities, the Corporation shall have allowed the Underwriters to participate fully in the preparation of, and to approve the form and content of, such Offering Documents and any Issuer Free Writing Prospectus and shall have allowed the Underwriters to conduct all due diligence investigations which they may require in order to fulfill their obligations as underwriters and, in the case of the Canadian Preliminary Prospectus, the Canadian Final Prospectus and any Canadian Prospectus Amendment, in order to enable them or their affiliates to execute the certificate required to be executed by them at the end of such documents.

Section 4.                                          Distribution and Certain Obligations of Underwriters.

(1)                                  Each Underwriter shall be permitted to appoint additional investment dealers or brokers (each, a “Selling Firm”) as its agents in the Offering and such Underwriter may determine the remuneration payable to such Selling Firm.  Each Underwriter shall, and shall require any such Selling Firm to agree to, comply with the Canadian Securities Laws in connection with the distribution of the Securities in the Qualifying Jurisdictions (assuming that the Corporation has complied with the same) and shall offer the Securities for sale to the public (or privately, as applicable) directly and through Selling Firms upon the terms and conditions set out in the Canadian Final Prospectus and this Agreement.  The Underwriters may offer the Securities, directly and through Selling Firms or any affiliate of an Underwriter, in the Offering Jurisdictions for sale to the public and (subject to Section 7 hereof) in any jurisdiction outside of the Offering Jurisdictions to purchasers permitted to purchase the Securities in accordance with Applicable Securities Laws in such jurisdictions.  The Underwriters shall promptly notify the Corporation when, in their opinion, the Underwriters and the Selling Firms have ceased distribution of the Securities and provide a breakdown of the number of Securities distributed in each of the Offering Jurisdictions where such breakdown is required for the purpose of calculating fees payable to the Securities Commissions.

(2)                                  For the purposes of this Section 4, the Underwriters shall be entitled to assume that the Securities are qualified for distribution in any Qualifying Jurisdiction where a Passport Receipt shall have been obtained from the Principal Regulator following the filing of the Canadian Final Prospectus unless otherwise notified in writing.

(3)                                  Notwithstanding the foregoing provisions of this Section 4, an Underwriter will not be liable to the Corporation with respect to a default under this Agreement by another Underwriter or another Underwriter’s duly registered broker-dealer affiliate in the United States or any Selling Firm, as the case may be, or by the Corporation.

Section 5.                                          Deliveries on Filing and Related Matters.

(1)                                  The Corporation shall deliver to each of the Underwriters:

(a)                                  at the First Time of Closing, copies of the Canadian Preliminary Prospectus and the Canadian Final Prospectus in the English language and copies of the Canadian Preliminary Prospectus and the Canadian Final Prospectus in the French Language, each manually signed on behalf of the Corporation, by the persons and in the form signed and certified as required by Canadian Securities Laws;

(b)                                 at the First Time of Closing, a copy of any Canadian Prospectus Amendment or other document required to be filed with or delivered to the Canadian Securities Regulators prior to the First Time of Closing by the Corporation under Canadian Securities Laws in connection with the Offering, including any document incorporated by reference in the Canadian Final Prospectus (other than documents already filed publicly with the Canadian Securities Regulators);

(c)                                  at the First Time of Closing, copies of any Issuer Free Writing Prospectus, the Initial Registration Statement, the Amendment No. 1 to the Registration Statement, Amendment No. 2 to the Registration Statement and any U.S. Registration Statement Amendment filed prior to the First Time of Closing signed as required by the U.S. Securities Act and the rules and regulations of the SEC thereunder and any documents included as exhibits to the Registration Statement;

(d)                                 concurrently with the filing of the French language version of the Canadian Preliminary Prospectus and the Canadian Final Prospectus with the Canadian Securities Commissions, opinions of Osler, Hoskin & Harcourt LLP, dated the respective date of the Canadian Preliminary Prospectus and the date of the Canadian Final Prospectus, in form and substance satisfactory to the Underwriters, addressed to the Underwriters, the Corporation, their respective counsel, and the directors and officers of the Corporation, to the effect that the French language version of each of the Canadian Preliminary Prospectus and the Canadian Final Prospectus, including all Documents Incorporated by Reference, except for the Financial Statements and certain other financial information, including management’s discussion and analysis (collectively, the “Financial Information”), as to which no opinion need be expressed by such counsel, is, in all material respects, a complete and accurate translation of the English language version thereof;

(e)                                  concurrently with the filing of the French language version of the Canadian Preliminary Prospectus and the Canadian Final Prospectus with the Canadian Securities Commissions, opinions of KPMG LLP dated the date of the Canadian Preliminary Prospectus and the date of the Canadian Final Prospectus, in form and substance satisfactory to the Underwriters, addressed to the Underwriters, the Corporation, their respective counsel, and the directors and officers of the Corporation, to the effect that the French language version of the Financial Information contained or incorporated by reference in the Canadian Preliminary Prospectus and the Canadian Final Prospectus conforms, in all material respects, to the English language version thereof;

(f)                                    concurrently with the execution and delivery of this Agreement by the parties hereto, concurrently with the filing of the Canadian Final Prospectus with the Canadian Securities Commissions and at the Applicable Time, the Underwriters shall have received from KPMG LLP, a “long-form” comfort letter of KPMG LLP, dated such date, (with the requisite procedures to be completed by such auditor within two business days of the date of such letter) in form and substance satisfactory to the Underwriters, addressed to the Underwriters and the directors and officers of the Corporation, with respect to certain financial and accounting information relating to the Corporation in (or to be in) the Canadian Final Prospectus, the Registration Statement and the U.S. Final Prospectus, which letter shall be in addition to the auditors’ report incorporated by reference in the Canadian Final Prospectus.

(2)                                  Supplementary Material

The Corporation shall also prepare and deliver promptly to the Underwriters signed copies of any Canadian Prospectus Amendment and any U.S. Amended Prospectus. Concurrently with the delivery of any Canadian Prospectus Amendment and any U.S. Amended Prospectus or the incorporation by reference in the Canadian Prospectus of any Subsequent Disclosure Document, the Corporation shall deliver to the Underwriters, with respect to such Canadian Prospectus Amendment and U.S. Amended Prospectus or Subsequent Disclosure Document, opinions and comfort letters substantially similar to those referred to in Section 5(1)(d), Section 5(1)(e) and Section 5(1)(f), if and as applicable.

(3)                                  Representations of the Corporation as to Offering Documents

The Corporation represents and warrants to the Underwriters that:

(a)                                  all information and statements in the Canadian Offering Documents, at the time such document was filed or at such time as such document will be filed with the applicable Canadian Securities Commissions, (except the Underwriter Information) were or (with respect to Canadian Offering Documents to be filed after the date hereof) will be true and correct, in all material respects, and did not or will not contain any misrepresentations and constituted or will constitute full, true and plain disclosure of all material facts relating to the Corporation and the Securities as required by Applicable Securities Laws in the Qualifying Jurisdictions;

(b)                                 the Registration Statement, at the time it becomes effective, will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and the U.S. Final Prospectus, as of the Applicable Time will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with Underwriter Information;

(c)                                  each of the Canadian Offering Documents at the time such document was filed or will be filed with a Canadian Securities Commission complied or will comply fully with the requirements of the Canadian Securities Laws other than as to non-material matters;

(d)                                 at the time it becomes effective, the Registration Statement will, and at the Applicable Time, the U.S. Final Prospectus will, conform in all material respects to the applicable requirements of the U.S. Securities Act and the rules and regulations of the SEC thereunder;

(e)                                  as of the date hereof and as of the date of filing of the Canadian Final Prospectus and the U.S. Final Prospectus, except as set forth or contemplated in the Canadian Final Prospectus and the U.S. Final Prospectus, there has been or will have been no adverse material change since the end of the period covered by the Financial Statements.

(4)                                  Commercial Copies

The Corporation shall cause commercial copies of the Canadian Preliminary Prospectus and the Canadian Final Prospectus each in the English and French languages, and the U.S. Preliminary Prospectus and the U.S. Final Prospectus to be delivered to the Underwriters without charge, in such quantities and in such cities as the Underwriters may request by oral instructions to the printer of such documents prior to the filing of such documents. Such delivery of such documents shall be effected as soon as possible after filing thereof with the Canadian Securities Commissions and the SEC, as applicable, but, in any event on or before noon (Toronto time) on the business day after obtaining the Passport Receipt therefor or the date of filing with the SEC, as applicable. Such deliveries shall constitute the consent of the Corporation to the Underwriters’ use of the Canadian Preliminary Prospectus and the Canadian Final Prospectus for the distribution of the Securities in the Qualifying Jurisdictions in compliance with the provisions of this Agreement and Canadian Securities Laws and of the U.S. Preliminary Prospectus and the U.S. Final Prospectus for the distribution of the Securities in the United States in compliance with the provisions of Section 4 of this Agreement and U.S. Securities Laws. The Corporation shall similarly cause to be delivered commercial copies of any Canadian Prospectus Amendment, U.S. Amended Prospectus and Issuer Free Writing Prospectus and hereby similarly consents to the Underwriters’ use thereof.  The Corporation shall cause to be provided to the Underwriters, without cost, such number of copies of any Documents Incorporated by Reference as the Underwriters may request for use in connection with the distribution of the Securities.

(5)                                  Press Releases

Subject to compliance with applicable law, during the period commencing on the date hereof and until completion of the distribution of the Securities, the Corporation will promptly provide to the Underwriters a reasonable opportunity to review and comment on drafts of any press releases of the Corporation prior to issuance, provided that such review shall be completed in a timely manner.

Section 6.                                          Material Change.

(1)                                  During the period from the date of this Agreement to the completion of the distribution of the Securities, the Corporation covenants and agrees with the Underwriters that it shall promptly notify the Underwriters in writing of:

(a)                                  any material change (actual, anticipated, contemplated or threatened);

(b)                                 any material fact which has arisen or has been discovered and would have been required to have been stated in any of the Offering Documents had the fact arisen or been discovered on, or prior to, the date of such document; and

(c)                                  any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Offering Documents which fact or change is, or may be, of such a nature as to render any statement in such Offering Document misleading or untrue in any material respect or which would result in a misrepresentation in the Offering Document or which would result in any of the Offering Documents not complying (to the extent that such compliance is required) with Applicable Securities Laws in the Offering Jurisdictions.

The Corporation shall discuss in good faith with the Underwriters any change in circumstances (actual, proposed or prospective) which is or may be of such a nature that there is reasonable doubt as to whether notice need be given pursuant to this Section 6.  The Corporation shall promptly, and in any event within any applicable time limitation, comply, to the satisfaction of the Underwriters acting reasonably, with all applicable filings and other requirements under the Applicable Securities Laws in the Offering Jurisdictions as a result of such fact or change; provided that the Corporation shall allow the Underwriters and their counsel to participate fully in the preparation of any Canadian Prospectus Amendment, U.S. Registration Statement Amendment or Subsequent Disclosure Document and to conduct all due diligence investigations which the Underwriters may require in order to fulfill their obligations as underwriters and in order to enable the Underwriters to responsibly execute the certificate required to be executed by them at the end of such document and the Underwriters shall have approved the form of any

Canadian Prospectus Amendment, U.S. Registration Statement Amendment or Subsequent Disclosure Document.

(2)                                  Change in Applicable Securities Laws

If during the period of distribution of the Securities there shall be any change in Applicable Securities Laws which, in the reasonable opinion of the Underwriters, requires the filing of any Canadian Prospectus Amendment or U.S. Registration Statement Amendment, upon written notice from the Underwriters, the Corporation covenants and agrees with the Underwriters that it shall, to the satisfaction of the Underwriters, acting reasonably, promptly prepare and file such Canadian Prospectus Amendment or U.S. Registration Statement Amendment with the appropriate Securities Commissions where such filing is required.

Section 7.                                          Regulatory Approvals.

The Corporation will make all necessary filings, obtain all necessary consents and approvals (if any) and pay all filing fees required to be paid in connection with the transactions contemplated by this Agreement. The Corporation will cooperate with the Underwriters in connection with the qualification of the Securities for offering and sale under the Applicable Securities Laws of the Offering Jurisdictions and such other jurisdictions as the Underwriters may designate and in maintaining such qualifications in effect for so long as required for the distribution of the Securities; provided, however, that the Corporation shall not be obligated to make any material filing, consent to service of process, or qualify as a foreign corporation or as a dealer in securities in any of such other jurisdictions in which it is not so qualified or to subject itself to taxation in respect of doing business in any of such other jurisdictions in which it is not otherwise so subject.

Section 8.                                          Representations and Warranties of the Corporation.

(1)                                  The Corporation represents and warrants to each of the Underwriters that as of the date hereof and as at the respective dates of filing of the Canadian Final Prospectus and the U.S. Final Prospectus (with the same force and effect as if made on and as at such time):

(a)                                  Since January 1, 2008, the Corporation has been and is in compliance with its timely disclosure obligations under Canadian Securities Laws and the rules and regulations of the TSX and the NYSE; no confidential material change report has been filed by the Corporation under applicable Canadian Securities Laws that remains confidential at the date hereof; other than the Corporation’s acquisition on February 27, 2007 of 100% of the outstanding shares of Bema Gold Corporation, the Corporation has not completed a “significant acquisition” which would require the Corporation to file a business acquisition report under applicable Canadian Securities Laws; all of the material contracts and agreements of the Corporation and its subsidiaries not made in the ordinary course of business, if required under the Applicable Securities Laws, have been filed with the applicable Securities Commissions;

(b)                                 neither the Corporation nor any of its subsidiaries has sustained since the date of the latest audited financial statements included in the Documents Incorporated by

Reference any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree), other than as disclosed in the Canadian Final Prospectus and the U.S. Final Prospectus, except for losses or interferences that would not, individually or in the aggregate, have a material adverse effect on the general affairs, management, financial position, shareholders’ equity or results of operations of the Corporation and its subsidiaries considered as one enterprise (a “Material Adverse Effect”); and, since the respective dates as of which information is given in the Canadian Final Prospectus, and the U.S. Final Prospectus, there has not been (i) any change in the share capital (other than pursuant to any employee benefit plan of the Corporation) or increase in long-term debt of the Corporation or any of its subsidiaries or any other change that would have a Material Adverse Effect or (ii) any development involving a prospective change, that, to the best of the Corporation’s knowledge, would reasonably be expected to have a Material Adverse Effect, other than as set forth or contemplated in each of the Canadian Final Prospectus and the U.S. Final Prospectus;

(c)                                  the Corporation has been duly amalgamated and is validly existing as a corporation in good standing under the laws of the Province of Ontario, with power and authority (corporate and other) to own, lease and operate its properties and conduct its business as described in each of the Canadian Final Prospectus and the U.S. Final Prospectus, and is duly qualified as a foreign corporation to transact business and is in good standing under the laws of each other jurisdiction in which it owns or leases properties or conducts any business so as to require such qualification, except where the failure to be so qualified would not have a Material Adverse Effect;

(d)                                 the Corporation has an authorized capitalization as set forth in each of the Canadian Final Prospectus and the U.S. Final Prospectus, of which, as of January 19, 2009, 665,439,289 Common Shares have been duly and validly authorized and issued and are fully paid and non-assessable and no other shares are outstanding;

(e)                                  the Securities have been duly authorized for issuance, sale and delivery to the Underwriters pursuant to this Agreement and, when issued and delivered by the Corporation against payment of the consideration set forth herein, the Securities will be validly issued and fully paid and non-assessable and will conform to the description thereof contained in the Canadian Final Prospectus and the U.S. Final Prospectus; the issuance of the Securities is not subject to the preemptive or similar rights of any person;

(f)                                    each of the “significant subsidiaries” of the Corporation (as defined in Rule 1-02 of Regulation S-X under the U.S. Securities Act) (each a “Significant Subsidiary” and, together, the “Significant Subsidiaries”) has been duly organized and is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation (to the extent that such a concept exists under the local law of such jurisdiction), with power and authority (corporate and other) to own, lease and operate its properties and to conduct its business as described in each of the Canadian Final Prospectus and the U.S. Final Prospectus, is duly qualified as a foreign corporation to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business and, except as otherwise disclosed in the Canadian Final Prospectus and the U.S. Final Prospectus, all of the issued and outstanding capital stock of each Significant Subsidiary has been duly authorized and validly issued, is fully paid and non-assessable except, in each case above in this paragraph (f), as would not result in a Material Adverse Effect;

(g)                                 the Corporation has the corporate power and authority to execute and deliver and to perform its obligations under this Agreement;

(h)                                 this Agreement has been duly authorized, executed and delivered by the Corporation and constitutes a valid and legally binding obligation of the Corporation enforceable in accordance with its terms, except as the enforceability thereof may be subject to the effect of any bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and other laws of general applicability relating to or affecting creditors’ rights and to general principles of equity and public policy (regardless of whether enforcement is sought in a proceeding at law or in equity) and to the discretion of the court before which any proceeding may be brought;

(i)                                     the execution, delivery and performance of this Agreement (including the authorization, issuance, sale and delivery of the Securities) and compliance by the Corporation with its obligations hereunder, have been duly authorized by all necessary corporate action, and (i) will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Corporation pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Corporation or any of its subsidiaries is a party or by which the Corporation or any of its subsidiaries is bound or to which any of the property or assets of the Corporation or any of its subsidiaries is subject, nor will such action result in any violation of any order, rule or regulation of any court or governmental agency or body having jurisdiction over the Corporation or any of its subsidiaries or any of their properties, except for any such conflict, breach, violation or default which (A) would not, individually or in the aggregate, have a Material Adverse Effect, (B) would not impair the Corporation’s ability to perform its obligations hereunder and (C) would not have any material adverse effect upon the consummation of the transactions contemplated hereby and thereby, and (ii) will not result in any violation of the provisions of the Articles of Amalgamation or by-laws of the Corporation; and no consent, approval, filing, authorization, order, registration or qualification of or with any such court or governmental agency or body in the United States or Canada is required for the issue and sale of the

Securities or the consummation by the Corporation of the transactions contemplated by the this Agreement, except (1) such as have been obtained and provided to the Underwriters and their counsel; (2) as disclosed in the Canadian Final Prospectus and the U.S. Final Prospectus; (3) as have been or will be obtained by the Corporation in compliance with Canadian Securities Laws with regard to the distribution of the Securities, if any, in the Qualifying Jurisdictions; and (4) as have been or will be obtained by the Corporation in compliance with the U.S. Securities Laws with regard to the distribution of the Securities, if any, in the United States;

(j)                                     other than as set forth in each of the Canadian Final Prospectus and the U.S. Final Prospectus, there are no legal or governmental proceedings pending to which the Corporation or any of its subsidiaries is a party or of which any property of the Corporation or any of its subsidiaries is the subject, which, if determined adversely to the Corporation or any of its subsidiaries, would, individually or in the aggregate, have a Material Adverse Effect or which would materially and adversely affect the consummation of the transactions contemplated in this Agreement or the performance by the Corporation of its obligations hereunder and thereunder; and, to the best of the Corporation’s knowledge, no such proceedings are threatened or contemplated by governmental authorities or threatened by others;

(k)                                  neither the Corporation nor any of its subsidiaries is in violation of its Articles of Incorporation, Articles of Amalgamation, by-laws, or analogous charter documents, or in violation of or in default in the performance or observance of any obligation, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which it is a party or by which it or any of its properties may be bound, except for any such violation or default which would not, individually or in the aggregate, have a Material Adverse Effect;

(l)                                     the Corporation is a “reporting issuer” (or equivalent) under the Canadian Securities Laws of each of the Qualifying Jurisdictions and is not in default of any requirement of such Canadian Securities Laws, except for any default which would not, individually or in the aggregate, have a Material Adverse Effect; and the Corporation is not included on a list of defaulting reporting issuers maintained by the Canadian Securities Commissions in the Qualifying Jurisdictions in which such lists are maintained; and no order, ruling or determination having the effect of suspending the sale or ceasing the trading of any securities of the Corporation has been issued or made by any securities regulatory authority in Canada or the TSX and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the Corporation’s knowledge, contemplated or threatened by any such authority;

(m)                               the Financial Statements present fairly the financial position of the Corporation and its consolidated subsidiaries at the dates indicated and the statement of operations, common shareholders’ equity, cash flows and comprehensive income of the Corporation and its consolidated subsidiaries for the periods specified; said financial statements have been prepared in conformity with generally accepted accounting principles in Canada (“Canadian GAAP”) applied on a consistent basis throughout the periods involved, unless otherwise noted, and the audited consolidated financial statements of the Corporation for the fiscal years ended December 31, 2006 and December 31, 2007 have been reconciled to generally accepted accounting principles in the United States;

(n)                                 the Corporation and its subsidiaries possess such permits, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate federal, state, provincial, local or foreign regulatory agencies or bodies necessary to conduct the business now operated by them, except where the failure so to possess would not, singly or in the aggregate, result in a Material Adverse Effect; the Corporation and its subsidiaries are in compliance with the terms and conditions of all such Governmental Licenses, except where the failure so to comply would not, singly or in the aggregate, result in a Material Adverse Effect; all of the Governmental Licenses are valid and in full force and effect, except where the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not, singly or in the aggregate, result in a Material Adverse Effect; and neither the Corporation nor any of its subsidiaries has received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would result in a Material Adverse Effect;

(o)                                 except as described in each of the Canadian Final Prospectus and the U.S. Prospectus and except such matters as would not result in a Material Adverse Effect, (A) neither the Corporation nor any of its subsidiaries is in violation of any federal, state, provincial, local or foreign statute, law, rule, regulation, ordinance, legal code, or any legally binding judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products, asbestos-containing materials or mold (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”), (B) the Corporation and its subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws for the business as presently conducted and are each in substantial compliance with their requirements, (C) to the Corporation’s knowledge, there are no pending or threatened administrative, regulatory or judicial actions, suits, claims, liens, actions concerning any noncompliance or violation, investigations or adversarial legal proceedings pursuant to any Environmental Law against the Corporation or any of its subsidiaries and (D) there are no orders for clean-up or remediation, or actions, suits or proceedings by any private party or governmental body or agency, against or affecting the Corporation or any of its subsidiaries alleging releases of Hazardous Materials or any violation of Environmental Laws, except, in each case, as would not be expected to result in a Material Adverse Effect;

(p)                                 the Corporation or its subsidiaries, as applicable, has good and valid title to all real property owned or leased by the Corporation and each of its subsidiaries, free and clear of all mortgages, liens, security interests, claims, restrictions or encumbrances of any kind except (a) as described in the Canadian Final Prospectus and the U.S. Final Prospectus, or (b) where any defect in or absence of such title would not, singly or in the aggregate, result in a Material Adverse Effect;

(q)                                 upon satisfaction of the Standard Listing Conditions or if the Corporation qualifies as a Public Corporation, the Securities will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax-free savings accounts (the “Plans”);

(r)                                    the Corporation is not and, after giving effect to the offering and sale of the Securities and the application of the proceeds thereof, will not be an “investment company”, as such term is defined in the Investment Company Act;

(s)                                  the Corporation is not a “passive foreign investment company”, as such term is defined in the United States Internal Revenue Code of 1986, as amended;

(t)                                    the Corporation is subject to Section 13(a) or 15(d) of the Exchange Act, and the Corporation meets the general eligibility requirements for use of Form F-10;

(u)                                 KPMG LLP, who have certified certain financial statements of the Corporation and their subsidiaries and have audited the Corporation’s management’s assessment of the Corporation’s internal control over financial reporting are independent public accountants as required under Canadian Securities Laws and/or by the U.S. Securities Act and the rules and regulations of the SEC thereunder;

(v)                                 the Corporation maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the U.S. Exchange Act) that complies with the requirements of the U.S. Exchange Act and has been designed by the Corporation’s principal executive officer and principal financial officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in Canada.  Management of the Corporation assessed internal control over financial reporting of the Corporation as of December 31, 2007 and concluded internal control over financial reporting was effective as of such date.  The Corporation is not aware of any material weaknesses in its internal control over financial reporting;

(w)                               except as disclosed in each of the Canadian Final Prospectus and the U.S. Final Prospectus, since the date of the latest audited financial statements included in the Documents Incorporated by Reference, there has been no change in the Corporation’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting;

(x)                                   the Corporation maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the U.S. Exchange Act) that comply with the requirements of the U.S. Exchange Act; such disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Corporation in the reports that it files or submits under the U.S. Exchange Act is accumulated and communicated to the Corporation’s management and such disclosure controls and procedures were effective as of December 31, 2007;

(y)                                 neither the Corporation nor any of its affiliates has taken, nor will the Corporation or any affiliate take, directly or indirectly, any action which is designed to or which has constituted, or which might reasonably be expected to cause or result in, the stabilization or manipulation of the price of any security of the Corporation in connection with the offering of the Securities;

(z)                                   with respect to information set forth in each of the Offering Documents:  (i) information relating to the Corporation’s estimates of mineral reserves and mineral resources as at the date they were prepared has been reviewed and verified by the Corporation or independent consultants to the Corporation as being consistent with the Corporation’s mineral reserve and mineral resource estimates as at the date they were prepared; (ii) the mineral reserve and mineral resource estimates have been prepared in accordance with NI 43-101 by or under the supervision of a qualified person as defined therein; (iii) the methods used in estimating the Corporation’s mineral reserves and mineral resources are in accordance with accepted mineral reserve and mineral resource estimation practices; and (iv) the Corporation has duly filed with the applicable Canadian Securities Commissions in compliance with applicable Canadian Securities Laws all technical reports required by NI 43-101 to be filed with the Canadian Securities Commissions and all such reports (as amended) comply with the requirements thereof;

(aa)                            the Corporation or one of its subsidiaries holds freehold title, mining leases, mining claims, mining concessions or other conventional proprietary interests or rights recognized in the jurisdiction in which each material mining property described in the Canadian Final Prospectus and the U.S. Final Prospectus is located, in respect of the ore bodies and minerals in such mining properties under valid, subsisting and enforceable title documents, contracts, leases, licenses of occupation, mining concessions, permits, or other recognized and enforceable instruments and documents, sufficient to permit the Corporation or one of its subsidiaries, as the case may be, to explore for, extract, exploit, remove, process or refine the minerals relating thereto, with only such exceptions as are described in the Canadian Final Prospectus and the U.S. Final Prospectus or as would not have a Material Adverse Effect. In addition, the Corporation or one of its subsidiaries has all necessary surface rights, access rights and water rights, and all other presently required rights and interests granting the Corporation or one of its subsidiaries, as the case may be, the rights and ability to explore for, mine, extract, remove or process the minerals derived from each material mining property described in the Canadian Final Prospectus and the U.S. Final Prospectus, all as referred to in the Canadian Final Prospectus and the U.S. Final Prospectus, with only such exceptions as are described in the Canadian Final Prospectus and the U.S. Final Prospectus, or as do not have a Material Adverse Effect. Each of the aforementioned interests and rights is currently in good standing except as are described in the Canadian Final Prospectus and the U.S. Final Prospectus or those interests and rights which, if not kept in good standing, would not have a Material Adverse Effect;

(bb)                          neither the Corporation nor, to the knowledge of the Corporation, any director, officer, agent, employee, affiliate or other person acting on behalf of the Corporation or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that violates in any material respect the Foreign Corrupt Practices Act of 1977 and the Canadian Corruption of Foreign Public Officials Act, in each case, as amended, and the rules and regulations thereunder;

(cc)                            neither the Corporation nor, to the knowledge of the Corporation, any director, officer, agent, employee, affiliate or person acting on behalf of the Corporation is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department (“OFAC”); and the Corporation will not knowingly directly or indirectly use the proceeds of the offering, or knowingly lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any United States sanctions administered by OFAC;

(dd)                          except as disclosed in the Canadian Final Prospectus and the U.S. Final Prospectus, no person has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or an option (including convertible or exchangeable securities or warrants) for the purchase, subscription for or issuance of securities of any kind of the Corporation, other than pursuant to this Agreement;

(ee)                            the Corporation has not since January 1, 2008, completed any acquisition that is a “significant acquisition” for the purpose of Part 8 of NI 51-102, nor is it proposing to complete any acquisition that has progressed to a state where a reasonable person would believe that the likelihood of the Corporation completing the acquisition is high and that would be a “significant acquisition” for the purposes of Part 8 of NI 51-102 if completed as of the date of the Canadian Final Prospectus; the Lobo-Marte gold project located in the Maricunga district of northern Chile is not a property material to the Corporation for the purposes of NI 43-101;

(ff)                              other than as disclosed in the Canadian Final Prospectus and the U.S. Final Prospectus, there has not been in the last two years and there is not currently any labour disruption, grievance, arbitration proceeding or other conflict which could reasonably be expected to have a Material Adverse Effect, and the Corporation and its subsidiaries are in compliance with all provisions of all federal, provincial, local and foreign laws and regulations respecting employment and employment practices, terms and conditions of employment and wages and hours, except where noncompliance with any such provisions would not have a Material Adverse Effect;

(gg)                          the Common Shares that are currently issued and outstanding are listed and posted for trading on the TSX and are listed on the NYSE and the Corporation is not in default of its listing requirements of the TSX and the NYSE including, for the avoidance of any doubt, any requirement that shareholder approval be obtained for the Offering or issuance of the Securities;

(hh)                          Computershare Investor Services Inc. at its principal offices in the city of Toronto, Ontario has been duly appointed as registrar and transfer agent for the Common Shares;

(ii)                                the Corporation is eligible to file a short form prospectus in each of the Qualifying Jurisdictions pursuant to applicable Canadian Securities Laws and on the date of and upon filing of the Canadian Final Prospectus there will be no documents required to be filed under the Canadian Securities Laws in connection with the distribution of the Securities that will not have been filed as required; and

(jj)                                all financial outlooks, if any, disclosed in the Canadian Final Prospectus or the U.S. Final Prospectus, including any of the Documents Incorporated by Reference, have been prepared based upon reasonable assumptions in the circumstances using accounting principles consistent with the audited financial statements of the Corporation for the year ended December 31, 2007.

Section 9.                                          Covenants of the Corporation.

The Corporation covenants and agrees with the Underwriters that the Corporation:

(1)                                will advise the Underwriters, promptly after receiving notice thereof, of the time when the Offering Documents have been filed and the Passport Receipt, as applicable, therefor has been obtained and will provide evidence satisfactory to the Underwriters of each such filing and a copy of such Passport Receipt;

(2)                                 between the date hereof and the date of completion of distribution of the Securities, will advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of:

(a)                                  the issuance by any Securities Commission of any order suspending or preventing the use of any of the Offering Documents, including without limitation the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement;

(b)                                 the suspension of the qualification of the Securities in any of the Qualifying Jurisdictions;

(c)                                  the issuance by any Securities Commission or any Exchange of any order having the effect of ceasing or suspending the distribution of the Securities or the trading in any securities of the Corporation, or of the institution or, to the knowledge of the Corporation, threatening of any proceeding for any such purpose;

(d)                                 the institution, threatening or contemplation of any proceeding for any purposes described in subparagraphs (2)(a) or (b) of this Section 9; and

(e)                                  any requests made by any Securities Commission for amending or supplementing any of the Offering Documents or for additional information;

and the Corporation will use its best efforts to prevent the issuance of any order referred to in subparagraph 2(a) above or subparagraph 2(c) above and, if any such order is issued, to obtain the withdrawal thereof at the earliest possible time.

(3)                                  the Corporation will use its best efforts to obtain the conditional listing of the Securities on the TSX and NYSE by the First Time of Closing subject only to the official notice of issuance and the Corporation will, following the First Time of Closing, promptly satisfy all conditions to listing of the TSX and NYSE;

(4)                                  will immediately notify the Underwriters, and confirm such notice in writing, of any filing made by the Corporation of information relating to the Offering with the Securities Commissions for the period hereof until completion of the distribution of the Securities;

(5)                                  will not, directly or indirectly, without the prior written consent of UBS: (a) issue, offer, sell, secure, pledge, grant any option, right or warrant to purchase or otherwise lend, transfer or dispose of (or agree to do any of such things or announce any intention to do any of such things) any equity securities of the Corporation or any securities convertible into, or exchangeable or exercisable for, equity securities of the Corporation; or (b) make any short sale, engage in any hedging transactions, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares, whether any such transaction described in this Section 9(7) is to be settled by delivery of Common Shares, other securities, cash or otherwise, for a period commencing on the date hereof and ending on the date that is 90 days after the Closing Date, except that the Corporation may (i) issue Common Shares or any such substantially similar securities or options, rights or other securities convertible into or exercisable for Common Shares pursuant to any equity incentive plan, stock ownership or purchase plan, dividend reinvestment plan or other equity plan in effect as of the date of this Agreement, (ii) issue Common Shares issuable upon the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options outstanding as of the date of this Agreement, or (iii) issue Common Shares or other securities convertible into Common Shares in connection with an acquisition of a business or entity, a consolidation, merger, combination or plan of arrangement, or a transaction or series of transactions entered into in response to an unsolicited bid by a third party to engage in any of the foregoing transactions provided that, except in the circumstances of an unsolicited bid, any such securities issued may not be subsequently disposed of until 60 days after this the date of this Agreement;

(6)                                  agrees, unless it obtains the prior written consent of UBS Canada on behalf of the Underwriters, and each Underwriter, severally, and not jointly or jointly and severally, agrees with the Corporation that, unless such Underwriter has obtained or will obtain, as the case may be, the prior written consent of the Corporation and UBS Canada on behalf of the Underwriters, that the Corporation or such Underwriter, as the case may be, has not made and will not make an offer relating to the Securities that would constitute an “issuer free writing prospectus” or “free writing prospectus” as defined under Rule 433 under the U.S. Securities Act, or that would otherwise constitute an Issuer Free Writing Prospectus or Free Writing Prospectus whether or not required to be filed by the Corporation with the SEC or retained by the Corporation under Rule 433 under the U.S. Securities Act; provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the Issuer Free Writing Prospectuses included in Schedule “A” hereto. Any such Issuer Free Writing Prospectus or Free Writing Prospectus consented to by the Underwriters or the Corporation is hereinafter referred to as a “Permitted Free Writing Prospectus”.  The Corporation agrees that (i) it has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and (ii) it has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 under the U.S. Securities Act applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the SEC, legending and record keeping;

(7)                                  as soon as practicable but in any case not later than June 30, 2010, the Corporation will make generally available to its security holders an earnings statement or statements of the Corporation and its subsidiaries which will satisfy the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 thereunder;

(8)                                  will use the net proceeds from the Offering as described in the Initial Canadian Preliminary Prospectus.

Section 10.                                   Conditions of Closing

The Underwriters’ obligations hereunder as to the Securities to be delivered at each Time of Closing shall be subject, in their discretion, to the condition that all representations and warranties and other statements of the Corporation herein are true and correct as of the Applicable Time and true and correct as though expressly made at and as of such Time of

Closing, the condition that the Corporation shall have performed in all material respects all of its obligations hereunder theretofore to be performed, and the following conditions:

(1)                                  the Underwriters shall have received, at such Time of Closing, favourable legal opinions dated the Closing Date or Option Closing Date, as applicable, from the Corporation’s Canadian counsel, Osler, Hoskin & Harcourt LLP, in form and substance satisfactory to the Underwriters, with respect to the following matters:

(a)                                 the Corporation is a corporation existing under the laws of the Province of Ontario and there are no restrictions on the power and capacity of the Corporation to own property or to carry on business;

(b)                                the Corporation is authorized to issue an unlimited number of Common Shares and 311,933 convertible preference shares;

(c)                                 there are no restrictions on the corporate power of the Corporation to execute, deliver and perform its obligations under this Agreement or to issue and sell the Securities to be delivered at such Time of Closing;

(d)                                no consent, authorization, approval, license or order of, or filing, registration or qualification by the Corporation or any of its subsidiaries with, any court or governmental or regulatory agency or body in the Province of Ontario under the laws of the Province of Ontario or the federal laws of Canada applicable therein is necessary or required in connection with the due authorization, execution, delivery and performance by the Corporation of this Agreement or the offering, issuance or sale of the Securities;

(e)                                 all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of each of the Canadian Preliminary Prospectus and the Canadian Final Prospectus and the filing thereof with the Canadian Securities Commissions;

(f)                                   all necessary corporate action has been taken by the Corporation to duly authorize the execution and delivery of this Agreement and the performance of its obligations thereunder and this Agreement has been duly executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to such other standard assumptions and qualifications, including the qualifications that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in this Agreement may be limited by applicable law;

(g)                                all necessary corporate action has been taken by the Corporation to authorize the creation, issuance, sale and delivery of the Securities to be delivered at such Time of Closing;

(h)                                the execution and delivery of this Agreement and the performance of its obligations thereunder by the Corporation do not:

(i)                  violate any provision of any law, statute, rule or regulation as presently in effect in the Province of Ontario; or

(ii)               conflict with or contravene the articles of amalgamation or by-laws of the Corporation.

(i)                                     the TSX has approved the listing of the Securities to be delivered at such Time of Closing subject only to the filing of documents in accordance with the requirements of the TSX and notice of issuance;

(j)                                   upon receipt of payment for the Securities to be delivered at such Time of Closing in accordance with the terms of the Underwriting Agreement, such Securities will be validly issued and fully-paid and non-assessable;

(k)                                 all necessary documents have been filed, all necessary proceedings have been taken and all necessary authorizations, approvals, permits, consents and orders have been obtained under Canadian Securities Laws to qualify the Securities for distribution and sale in the Qualifying Jurisdictions by or through investment dealers or brokers duly registered under the applicable Canadian Securities Laws who comply with the relevant provisions of such laws and the terms of such registration;

(l)                                    Computershare Investor Services Inc. has been duly appointed as the transfer agent and registrar for the Common Shares;

(m)                              the Securities, if listed on a Designated Stock Exchange or if the Corporation qualifies as a Public Corporation, are qualified investments under the Tax Act for trusts governed by the Plans;

(n)                                the statements under the heading “Certain Canadian Federal Income Tax Considerations” in the Canadian Final Prospectus are true and correct;

(o)                                the attributes of the Common Shares conform in all material respects with the description contained in the Canadian Final Prospectus under the caption “Description of Share Capital”; and

(p)                                the form of the definitive share certificate representing the Securities to be delivered at such Time of Closing complies with the provisions of the Business Corporations Act (Ontario) and has been duly approved by the Corporation;

In connection with such opinion, counsel to the Corporation may rely on the opinions of local counsel in the Qualifying Jurisdictions acceptable to the Underwriters, acting reasonably, as to the qualification for distribution of the Securities or such opinions as may be given directly by local counsel of the Corporation with respect to those items and as to other matters governed by the laws of jurisdictions other than the province in which they are qualified to practice and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers of the Corporation and others;

(2)                                  the Underwriters shall have received, at such Time of Closing, the favourable legal opinion dated the Closing Date or Option Closing Date, as applicable, from Sullivan & Cromwell LLP, United States counsel for the Corporation, in form and substance satisfactory to the Underwriters, with respect to the following matters:

(a)                                  all regulatory consents, authorizations, approvals and filings required to be obtained or made by the Corporation under the Federal laws of the United States and the laws of the State of New York for the issuance, sale and delivery of the Securities to be delivered at such Time of Closing by the Corporation to the Underwriters have been obtained or made;

(b)                                 the Corporation is not an “investment company” as defined in the United States Investment Company Act of 1940, as amended; and

(c)                                  such counsel shall state in a separate letter that they do not assume any responsibility for the accuracy, completeness or fairness of any of the statements made in the Registration Statement or the U.S. Final Prospectus, except as set forth under the captions “Material Income Tax Considerations—Material U.S. Federal Income Tax Considerations”, insofar as they relate to provisions of U.S. Federal income tax law therein described, and they do not express any opinion or belief as to the financial statements or other financial data derived from accounting records, as to the report of management’s assessment of the effectiveness of internal control over financial reporting or the auditors’ attestation report thereon, as to the description of the differences between generally accepted accounting principles in Canada and those in the United States or as to the statements relating to reserves, each as included in the Registration Statement or the U.S. Final Prospectus; assuming the compliance of the Canadian Final Prospectus, including the documents incorporated by reference therein, with the requirements of the securities laws, rules and regulations of the Qualifying Jurisdictions as interpreted and applied by the Principal Regulator, the Registration Statement, as of its effective date, and the U.S. Final Prospectus, as of the date of the U.S. Final Prospectus, appeared on their face to be appropriately responsive in all material respects to the requirements of the U.S. Securities Act and the applicable rules and regulations of the SEC thereunder.  Further, nothing that came to such counsel’s attention in the course of its review has caused such counsel to believe that (i) the Registration Statement, as of its effective date, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading or that (ii) the U.S. Final Prospectus, as of the Applicable Time, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  Also, nothing that has come to such counsel’s attention has caused such counsel to believe that the U.S. Final Prospectus, as of the Closing Date or Option Closing Date, as

applicable, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(3)                                 the Underwriters shall have received, at the First Time of Closing, a favourable legal opinion dated the Closing Date, in form and substance satisfactory to the Underwriters, from Osler, Hoskin & Harcourt LLP, regarding compliance with the laws of Québec relating to the use of the French language in connection with the documents (including the Canadian Preliminary Prospectus, the Canadian Final Prospectus and any Canadian Prospectus Amendment, other than with respect to Financial Information therein) to be delivered to purchasers in Québec;

(4)                                 the Underwriters shall have received, at such Time of Closing, legal opinions from Blake, Cassels & Graydon LLP and Shearman & Sterling LLP, with respect to such legal matters as the Underwriters may request;

(5)                                 the Underwriters shall have received, at such Time of Closing, a certificate dated the Closing Date or Option Closing Date, as applicable, signed by the Secretary or such other officer(s) of the Corporation as may be acceptable to the Underwriters, in form and content satisfactory to the Underwriters, certifying for and on behalf of the Corporation and without personal liability, with respect to:

(a)                                  the articles and by-laws of the Corporation;

(b)                               the resolutions of the Corporation’s board of directors relevant to the Offering Documents and the authorization of this Agreement and the transactions contemplated herein; and

(c)                                  the incumbency and signatures of signing officers of the Corporation;

(6)                                  the Underwriters shall have received, at the First Time of Closing, comfort letters dated the Closing Date from the auditors of the Corporation, KPMG LLP, in form and substance satisfactory to the Underwriters, bringing forward to a date not more than two business days prior to the Closing Date the information contained in the comfort letter referred to in Section 5(1)(f) hereof;

(7)                                  the Underwriters shall have received, at such Time of Closing, a certificate dated the Closing Date or Option Closing Date, as applicable, signed by the President and Chief Executive Officer of the Corporation and the Executive Vice President and Chief Financial Officer of the Corporation, or such other senior officer(s) of the Corporation as may be acceptable to the Underwriters, certifying for and on behalf of the Corporation and without personal liability, after having made due enquiries and after having carefully examined the Offering Documents, that:

(a)                                the Corporation has complied with all the covenants and satisfied all the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to such Time of Closing;

(b)                               the representations and warranties of the Corporation contained herein, including but not limited to the representations and warranties contained in Section 5(3) and Section 8 hereof, are true and correct as at such Time of Closing, with the same force and effect as if made on and as at such Time of Closing after giving effect to the transactions contemplated hereby;

(c)                                a Passport Receipt has been issued by the Principal Regulator for the Canadian Final Prospectus and no order, ruling or determination having the effect of ceasing the trading or suspending the sale of the Common Shares or any other securities of the Corporation has been issued by any regulatory authority and is continuing in effect and no proceedings for such purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened under any Applicable Securities Laws or by any regulatory authority;

(d)                               since the date of the Canadian Final Prospectus, there has been no material change in the business, operations or capital of the Corporation and its subsidiaries on a consolidated basis; and

(e)                                the Corporation is a “reporting issuer” or its equivalent under the securities laws of each of the Qualifying Jurisdictions, is eligible in accordance with the provisions of NI 44-101 to file a short form prospectus with the Securities Commissions in the Qualifying Jurisdictions and is eligible to file a registration statement on Form F-10 with the SEC;

(8)                                 the Underwriters shall have received, at such Time of Closing, a certificate from Computershare Investor Services Inc. as to the number of Common Shares issued and outstanding as at a date no more than two business days prior to the Closing Date or Option Closing Date, as applicable;

(9)                                 the Underwriters shall have received, at such Time of Closing, a certificate of status in respect of the Corporation issued by the appropriate regulatory authority in the jurisdiction in which the Corporation is formed, which certificate shall be dated no more than two business days prior to the Closing Date or Option Closing Date, as applicable;

(10)                          the Underwriters shall have received, at such Time of Closing, a certificate confirming the Corporation is a reporting issuer or equivalent from each Securities Commission in the Qualifying Jurisdictions that issues such certificates and confirmation from the Corporation that it is not included on any list of defaulting reporting issuers maintained by the Securities Commissions in the Qualifying Jurisdictions in which such lists are maintained;

(11)                          the Underwriters shall have received, at the First Time of Closing, executed lock-up agreements substantially in the form attached as Schedule “B” hereto from the persons listed in Schedule “C: hereto;

(12)                          the Financial Industry Regulatory Authority, Inc. shall not have raised any objections (or any such objections shall have been resolved) with respect to the fairness or reasonableness of the underwriting arrangements contemplated hereby;

(13)                           the Registration Statement shall have become effective; and no stop order suspending the effectiveness of the Registration Statement shall have been issued under the U.S. Securities Act or proceedings therefor initiated or threatened by the SEC, no order having the effect of ceasing or suspending the distribution of the Securities or the trading in the Common Shares or any other securities of the Corporation shall have been issued or proceedings therefor initiated or threatened by any securities commission, securities regulatory authority or stock exchange in Canada or the United States, and any request on the part of the Principal Regulator or the SEC for additional information relating to the Securities or the Offering shall have been complied with to the reasonable satisfaction of counsel to the Underwriters;

(14)                           the Underwriters shall have received at such Time of Closing such further certificates, opinions of counsel and other documentation from the Corporation as they may reasonably require.

Section 11.                                   Closing

(1)                                 The closing shall take place at the First Time of Closing at the offices of Osler, Hoskin & Harcourt LLP in Toronto, Ontario or at such other time and place as may be agreed upon in writing by the Corporation and UBS Canada.

(2)                                 The closing of the purchase and sale of any Additional Securities shall be completed at 8:00 a.m. (Toronto time) or such other time as may be agreed to by the Corporation and the Underwriters on such date, which may be the same as the Closing Date but shall in no event be earlier than the Closing Date, nor less than three nor more than five business days after the giving of the notice hereinafter referred to (provided that if such date is the same as the Closing Date, such notice may be given not less than two business days prior to such date), as shall be specified in a written notice from the Underwriters, to the Corporation of the Underwriters’ determination to purchase that number of Additional Securities specified in such notice.  The time and date for such closing of the purchase and sale of any Additional Securities is referred to herein as the “Option Time of Closing”.  The closing of the purchase and sale of any Additional Securities shall be completed at the offices of Osler, Hoskin & Harcourt LLP in Toronto, Ontario or at such other time and place as may be agreed upon in writing by the Corporation and the Underwriters.

(3)                                 At the First Time of Closing, the Corporation shall deliver to UBS Canada, on behalf of the Underwriters, certificates representing the Firm Shares registered in the name of “CDS & Co.” as nominee of CDS Clearing and Depository Services Inc. (“CDS”) or in such other name or names as the Underwriters may notify the Corporation not less than one business day before the Closing Date.  The Underwriters shall furnish to CDS not less than one business day before the Closing Date, a breakdown of the number of Firm Shares to be allocated in the book-based system of CDS to the Underwriters and other brokers or dealers which are participants of CDS and act on behalf of beneficial owners, together with the financial institution numbers of each person to whom the Firm Shares are to be allocated in the book-based system. The delivery of the certificate or certificates to CDS shall be made against payment by the Underwriters to the Corporation of the aggregate purchase price for the Firm Shares purchased by the Underwriters, in lawful money of the United States, by wire transfer or electronic funds transfer against delivery of a receipt therefor.  The Corporation shall contemporaneously pay the Underwriting Fee in respect of the Firm Shares to the Underwriters in lawful money of the United States, by wire transfer or electronic funds transfer, against delivery of a receipt therefor.  Notwithstanding the foregoing, the Underwriters and the Corporation may discharge their payment obligations under this Section 11 by delivery of an amount from the Underwriters to the Corporation equal to the aggregate purchase price for the Firm Shares issued and sold by it less the applicable Underwriting Fee in respect of the Firm Shares.  The parties agree to provide each other with applicable account and other information required to effect the wire or electronic funds transfers contemplated herein.  At the Option Time of Closing, if any, the foregoing provisions of this Section 11(3) shall apply provided, that in each case the term “Additional Shares” shall replace “Firm Shares” and the words “Option Time of Closing” shall replace “First Time of Closing”.

Section 12.                                   Indemnification

(1)                                 The Corporation will indemnify and hold harmless each of the Underwriters, each of their respective subsidiaries and each of their respective affiliates, directors, officers and selling agents, as follows:

(a)                                  against any and all loss, liability, claim, damage and expense, whatsoever incurred, arising out of or based upon any breach or default by the Corporation under any of its obligations under this Agreement or any document delivered pursuant to this Agreement, or any inaccuracy or alleged inaccuracy of any representation or warranties of the Corporation in this Agreement or any document delivered by the Corporation pursuant to this Agreement;

(b)                                 against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of or based upon (i) any untrue statement or alleged untrue statement of a material fact in the Registration Statement or any amendment thereto, or any omission or alleged omission of a material fact (except, in each case, Underwriter Information) required to be stated therein or necessary to make the statements therein not misleading, or (ii) any untrue statement or alleged untrue statement of a material fact in the Canadian Preliminary Prospectus, the U.S. Preliminary Prospectus, the U.S. Final Prospectus, the Canadian Final Prospectus, any Issuer Free Writing Prospectus, or any amendment or supplement thereto, or any omission or alleged omission of a material fact (except, in each case, Underwriter Information) required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(c)                                  against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever arising out of or based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided (subject to Section 12(3) below) that any such settlement is made with the written consent of the Corporation; and

(d)                                 against any and all expense whatsoever, as incurred (including the reasonable fees and disbursements of counsel chosen by the Underwriters), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under Section 12(1)(b) or Section 12(1)(c) above.

(2)                                 Each Underwriter severally agrees to indemnify and hold harmless the Corporation, each of its respective subsidiaries and each of their respective affiliates, directors and officers against any and all loss, liability, claim, damage and expense described in the indemnity contained in subsection (1) of this Section, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions made in the Registration Statement, the Canadian Preliminary Prospectus, the U.S. Final Prospectus, the Canadian Final Prospectus, any Issuer Free Writing Prospectus or any amendment or supplement thereto in reliance upon and in conformity with Underwriter Information.

(3)                                 Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity. In the case of parties indemnified pursuant to Section 12(1) above, counsel to the indemnified parties shall be selected by UBS Canada, and, in the case of parties indemnified pursuant to Section 12(2) above, counsel to the indemnified parties shall be selected by the Corporation.  An indemnifying party may participate at its own expense in the defense of any such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party. In no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances.  No indemnifying party shall, without the prior written consent of an indemnified party, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 12 or Section 13 hereof (whether or not the indemnified party is actual or potential party thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(4)                                 If at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Section 12(1)(c) effected without its written consent if (i) such settlement is entered into more than 90 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 60 days prior to such settlement being entered into, (iii) a follow-up notice regarding the proposed settlement shall have been received by the indemnifying party no more than 45 days and no fewer than 30 days before such settlement is entered into and (iv) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

Section 13.                                   Contribution

(1)                                 If the indemnification provided for in Section 12 hereof is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then, except to the extent that the indemnifying party is materially prejudiced as a result of any failure by the indemnified party to notify the indemnifying party of any action as contemplated by subsection 12(2), each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Corporation on the one hand and the Underwriters on the other hand from the offering of the Securities pursuant to this Agreement or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Corporation on the one hand and of the Underwriters on the other hand in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

(2)                                 The relative benefits received by the Corporation on the one hand and the Underwriters on the other hand in connection with the offering of the Securities pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the offering of the Securities pursuant to this Agreement (before deducting expenses) received by the Corporation and the total underwriting fees received by the Underwriters, bear to the aggregate initial offering price of the Securities.

(3)                                 The relative fault of the Corporation on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Corporation or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(4)                                 The Corporation and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 13 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 13. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 13 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

(5)                                 Notwithstanding the provisions of this Section 13, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Securities purchased by it exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.  No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the U.S. Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(6)                                 For purposes of this Section 13, each person, if any, who controls an Underwriter within the meaning of Section 15 of the U.S. Securities Act or Section 20 of the Exchange Act shall have the same rights to contribution as such Underwriter, and each person, if any, who controls the Corporation within the meaning of Section 15 of the Act or Section 20 of the Exchange Act shall have the same rights to contribution as the Corporation.  The Underwriters’ respective obligations to contribute pursuant to this Section 13 are several in proportion to the principal amount of the Firm Securities and/or the Additional Securities acquired by such Underwriters.

Section 14.                                   Expenses

All expenses of or incidental to the creation, issue, delivery and sale of the Securities shall be borne by the Company, including, without limitation,  expenses payable in connection with the qualification of the Securities for sale to the public, the fees and expenses of the Company’s counsel, all costs incurred in connection with the preparation, printing and delivery of the prospectus and any prospectus amendment including commercial copies thereof and of the definitive certificates representing the Securities and any stock exchange listing fees.  The fees and disbursements of the Underwriters’ counsel and the Underwriters’ “out-of-pocket” expenses (other than those referred to above) shall be borne by the Underwriters except that the Underwriters will be reimbursed by the Company for the Underwriters’ reasonable fees, disbursements and expenses (including the fees and disbursements of the Underwriters ‘ counsel) if the Offering is not completed, other than by reason of a default by the Underwriters or the exercise by an Underwriter of its rights under section 16(1)(b).

Section 15.                                   All Terms to be Conditions

The Corporation agrees that all terms and conditions of this Agreement shall be construed as conditions and complied with insofar as the same relate to acts to be performed or caused to be performed by the Corporation, and the Corporation will use its commercially reasonable efforts to cause all such conditions to be complied with. Any breach or failure by the Corporation to comply with any of such conditions shall entitle each of the Underwriters to terminate their respective obligations to purchase the Firm Shares or Additional Shares, as applicable, by written notice to that effect given to the Corporation at or prior to the First Time of Closing or the Option Time of Closing, as applicable. It is understood that each of the Underwriters may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to its rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on an Underwriter any such waiver or extension must be in writing and signed by such Underwriter.

Section 16.                                   Termination by Underwriters in Certain Events.

(1)                                 Each of the Underwriters shall also have the right to terminate its obligations hereunder, without any liability on such Underwriter’s part, by written notice to the Corporation in the event that after the date hereof and at or prior to the First Time of Closing or, with respect only to its obligations relating to Additional Shares, at or prior to the Option Closing Date:

(a)                                  in the opinion of the Underwriter, there should occur any material change or any change in any material fact or a new material fact shall arise, or there should be discovered any previously undisclosed material fact which, in each case, has or would be expected to have a significant adverse effect on the market price or value of the Common Shares;

(b)                                 there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation which, in the opinion of the Underwriter, seriously adversely affects or involves or will seriously adversely affect or involve the financial markets or the business, operations or affairs of the Corporation;

(c)                                  any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened or any order is made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency, regulatory authority or other instrumentality including, without limitation, the TSX and the NYSE or any Securities Commission involving the Corporation or any of its officers or directors (including those of its subsidiaries) or any of its principal shareholders or there is a change of law which, in each case in the opinion of the Underwriter, operates to prevent, suspend or restrict the trading or distribution of the Common Shares, or any of the Securities except for any such inquiry, investigation, proceeding or order based solely on the activities of the Underwriters and not of the Corporation; or

(d)                                 the Corporation is in breach of a term, condition or covenant of this Agreement or any representation or warranty given by the Corporation in this Agreement or this Agreement becomes or is false in any material respect.

(2)                                 The rights of termination contained in Sections 15 and 16(1) may be exercised by each Underwriter and are in addition to any other rights or remedies such Underwriter may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Agreement or otherwise.  In the event of any such termination, there shall be no further liability on the part of such Underwriter to the Corporation or on the part of the Corporation to such Underwriter except in respect of any liability under Sections 12, 13 and 14.  A notice of termination given by an Underwriter under Sections 15 and 16(1) shall not be binding on any other Underwriter.

Section 17.                                   Obligations of the Underwriters to be Several

Subject to the terms and conditions hereof, the obligation of the Underwriters to purchase the Securities shall be several, and not joint or joint and several. The percentage of the Securities to be severally purchased and paid for by each of the Underwriters shall be as follows:

Syndicate

UBS Securities Canada Inc.	25.54%

CIBC World Markets Inc.	12.24%

GMP Securities L.P.	12.24%

RBC Dominion Securities Inc.	12.24%

Scotia Capital Inc.	12.24%

Merrill Lynch Canada Inc.	6.12%

Morgan Stanley & Co. Incorporated	6.12%

BMO Nesbitt Burns Inc.	3.06%

HSBC Securities (Canada) Inc.	3.06%

National Bank Financial Inc.	3.06%

Blackmont Capital Inc.	1.02%

Paradigm Capital Inc.	1.02%

Thomas Weisel Partners Canada Inc.	1.02%

Wellington West Capital Markets Inc.	1.02%

100.0%

Nothing in this Section 17 shall oblige the Corporation to sell to any or all of the Underwriters or the Underwriters to purchase less than 20,900,000 Firm Shares or the applicable number of Additional Shares with respect to which the Over-Allotment Option is exercised, as the case may be, or relieve from liability to the Corporation or the other Underwriters any Underwriter which shall be in default hereunder. In the event that any Underwriter shall exercise its rights of termination pursuant to Section 15 or 16 hereof or shall fail to purchase its applicable percentage of the Firm Shares on the Closing Date, or Additional Shares at the Option Closing Date, as the case may be (a “Non-Purchasing Underwriter”), the other Underwriters shall have the right, but shall not be obligated, to purchase on a pro rata basis (or such other basis as they may agree) all of the percentage of the Firm Shares or Additional Shares, as applicable, which would otherwise have been purchased by the Non-Purchasing Underwriter.  In the event that such right is exercised, the other Underwriters that have not exercised their termination rights hereunder or that are not in default shall have the right to receive the Non-Purchasing Underwriter’s portion of the Underwriting Fee, as applicable, in full provided such Underwriters purchase all but not less than all of the Firm Shares or Additional Shares, as applicable, which the Non-Purchasing Underwriter failed or refused to purchase, to the exclusion of the Non-Purchasing Underwriter, and to postpone the Closing Date or the Option Closing Date, as applicable, for not more than three Business Days in order that any changes in the arrangements or documents for the purchase and delivery of the Firm Shares or Additional Shares, as applicable, may be made.  In the event that such right is not exercised, the other Underwriters that have not exercised their termination rights hereunder or that are not in default shall be relieved of all obligations to the Corporation and the Corporation shall not be obliged to sell less than all the Firm Shares or Additional Shares with respect to which the Over-Allotment Option is exercised, as the case may be, and the Corporation shall be entitled to terminate its obligations under this Agreement except those under Sections 12, 13 and 14, provided that, in the case of Additional Shares, such termination shall apply only with respect to such Additional Shares and not to any Firm Shares.  Notwithstanding the foregoing, if the total number of Firm Shares that one or more Non- Purchasing Underwriter has failed to purchase (the “Unpurchased Shares”) does not exceed one eleventh of all Firm Shares, the Corporation shall be entitled to require each Underwriter that is not a Non-Purchasing Underwriter to purchase the Unpurchased Shares pro rata according to the number of Firm Shares each such Underwriter is acquiring on the Closing Date.

Section 18.                                   Notices

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered,

If to the Corporation:

Kinross Gold Corporation

52nd Floor, Scotia Plaza

40 King Street West

Toronto, Ontario

M5H 3Y2

Attention:	Thomas Boehlert
Facsimile:	(416) 363-6622

In case of any Notice to the Corporation, with a copy to:

Osler, Hoskin & Harcourt LLP

Suite 6100, 100 King Street West

1 First Canadian Place

Toronto, Ontario

M5X 1B8

Attention:	Douglas R. Marshall
Facsimile:	(416) 862-6666

and

Sullivan & Cromwell LLP

125 Broad Street

New York, NY  10004

Attention:	Robert G. DeLaMater
Facsimile:	(212) 558-3588

If to the Underwriters, to UBS Canada on their behalf:

UBS Securities Canada Inc.

161 Bay Street

Suite 4100, P.O. Box 617

Toronto, Ontario

M5J 2S1

Attention:	Ted Larkin
Facsimile:	(416) 364-9296

In case of any Notice to an Underwriter, with a copy to:

Blake, Cassels & Graydon LLP

Suite 2800, 199 Bay Street

Commerce Court West

Toronto, Ontario

M5L 1A9

Attention:	Chris Javornik
Facsimile:	(416) 863-2653

and

Shearman & Sterling LLP

Suite 4405, 199 Bay Street

Commerce Court West

Toronto, Ontario

M5L 1E8

Attention:	Jason R. Lehner
Facsimile:	(416) 360-2958

or to such other address as any of the persons may designate by notice given to the others in accordance with this Section 18.

The Corporation and the Underwriters may change their respective addresses for notices by notice given in the manner aforesaid. Any such notice or other communication shall be in writing, and unless delivered personally to the addressee or to a responsible officer of the addressee, as applicable, shall be given by telecopy and shall be deemed to have been given when: (i) in the case of a notice delivered personally to a responsible officer of the addressee, when so delivered; and (ii) in the case of a notice delivered or given by telecopy on the first business day following the day on which it is sent

Section 19.                                   No Advisory or Fiduciary Relationship

The Corporation acknowledges and agrees that (a) the purchase and sale of the Securities pursuant to this Agreement, including the determination of the public offering price of the Securities and any related discounts and commissions, is an arm’s-length commercial transaction between the Corporation, on the one hand, and the several Underwriters, on the other hand, (b) in connection with the Offering contemplated hereby and the process leading to such transaction each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Corporation or their shareholders, creditors, employees or any other party, (c) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favour of the Corporation with respect to the Offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Corporation on other matters) and no Underwriter has any obligation to the Corporation with respect to the Offering contemplated hereby except the obligations expressly set forth in this Agreement, (d) the Underwriters and their respective affiliates may, be engaged in a broad range of transactions that involve interests that differ from those of the Corporation, and (e) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the Offering contemplated hereby and the Corporation have consulted their own respective legal, accounting, regulatory and tax advisors to the extent they deemed appropriate.

Section 20.                                   Miscellaneous

(a)                                  Except with respect to Sections 12, 13, 15, 16 and 17, all transactions and notices on behalf of the Underwriters hereunder or contemplated hereby may be carried out or given on behalf of the Underwriters by UBS Canada, and UBS Canada shall in good faith discuss with the other Underwriters the nature of any such transactions and notices prior to giving effect thereto or the delivery thereof, as the case may be.

(b)                                 This Agreement shall enure to the benefit of, and shall be binding upon, the Underwriters and the Corporation and their respective successors and legal representatives.

(c)                                  This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(d)                                 Time shall be of the essence hereof and, following any waiver or indulgence by any party, time shall again be of the essence hereof.

(e)                                  The words, “hereunder”, “hereof” and similar phrases mean and refer to the Agreement formed as a result of the acceptance by the Corporation of this offer by the Underwriters to purchase the Securities.

(f)                                    All representations, warranties, covenants and agreements of the Corporation and/or the Underwriters herein contained or contained in documents submitted pursuant to this Agreement and in connection with the transaction of purchase and sale herein contemplated shall survive the purchase and sale of the Securities and the termination of this Agreement and shall continue in full force and effect for the benefit of the Underwriters or the Corporation, as the case may be, regardless of any subsequent disposition of the Securities or any investigation by or on behalf of the Underwriters with respect thereto for a period ending on the latest date under the Applicable Securities Laws in the Offering Jurisdictions that a holder of the Securities may be entitled to commence an action or exercise a right of rescission with respect to a misrepresentation contained in the Offering Documents, provided that all representations, warranties, covenants and agreements of the Corporation and/or the Underwriters herein contained or contained in documents submitted pursuant to this Agreement and in connection with the transaction of purchase and sale herein contemplated shall survive during the pendency of any action commenced prior to the expiration of such period . The Underwriters and the Corporation shall be entitled to rely on the representations and warranties of the Corporation or the Underwriters, as the case may be, contained herein or delivered pursuant hereto notwithstanding any investigation which the Underwriters or the Corporation may undertake or which may be undertaken on their behalf.

(g)                                 Each of the parties hereto shall be entitled to rely on delivery of a facsimile copy of this Agreement and acceptance by each such party of any such facsimile copy shall be legally effective to create a valid and binding agreement between the parties hereto in accordance with the terms hereof.

(h)                                 This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

(i)                                     In performing their respective obligations under this Agreement, the Underwriters shall be acting severally, and not jointly or jointly and severally. Nothing in this Agreement is intended to create any relationship in the nature of a partnership, or joint venture between the Underwriters.

(j)                                     In connection with the distribution of the Securities, the Underwriters (or any of them) may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by Applicable Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriters at any time.

If this letter accurately reflects the terms of the transactions which we are to enter into and are agreed to by you, please communicate your acceptance by executing the enclosed copies of this letter where indicated and returning them to us.

Yours very truly,

UBS SECURITIES CANADA INC.

By:	/s/ Ted Larkin
Name:	Ted Larkin
Title:	Managing Director

By:	/s/ David Shaver
Name:	David Shaver
Title:	Executive Director

CIBC WORLD MARKETS INC.

By:	/s/ Rick McCreary
Name:	Rick McCreary
Title:	Managing Director

GMP SECURITIES L.P.

By:	/s/ Eugene McBurney
Name:	Eugene McBurney
Title:	Chairman

RBC DOMINION SECURITIES INC.

By:	/s/ Timothy Johnston
Name:	Timothy Johnston
Title:	Managing Director

SCOTIA CAPITAL INC.

By:	/s/ A. Nicholas Greatrex
Name:	A. Nicholas Greatrex
Title:	Managing Director, Mining

MERRILL LYNCH CANADA INC.

By:	/s/ Daniel Mida
Name:	Daniel Mida
Title:	Managing Director

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Evan Damast
Name:	Evan Damast
Title:	Executive Director

BMO NESBITT BURNS INC.

By:	/s/ Egizio Bianchini
Name:	Egizio Bianchini
Title:	Managing Director

HSBC SECURITIES (CANADA) INC.

By:	/s/ Nicole Caty
Name:	Nicole Caty
Title:	Director, Investment Banking

NATIONAL BANK FINANCIAL INC.

By:	/s/ Steven Farber
Name:	Steven Farber
Title:	Director

BLACKMONT CAPITAL INC.

By:	/s/ Rick Vernon
Name:	Rick Vernon
Title:	Managing Director

PARADIGM CAPITAL INC.

By:	/s/ Andrew Partington
Name:	Andrew Partington
Title:	Partner

THOMAS WEISEL PARTNERS CANADA INC.

By:	/s/ Nick Pocrnic
Name:	Nick Pocrnic
Title:	Director

WELLINGTON WEST CAPITAL MARKETS INC.

By:	/s/ William Washington
Name:	William Washington
Title:	Managing Director

Accepted and agreed to by the undersigned as of the date of this letter first written above.

KINROSS GOLD CORPORATION

By:	/s/ Tye Burt
Name: Tye Burt
Title: Chief Executive Officer

SCHEDULE “A”
ISSUER FREE WRITING PROSPECTUSES

1.             None.

SCHEDULE “B”

FORM OF LOCK-UP AGREEMENT

•, 2009

UBS Securities Canada Inc.

on behalf of the several Underwriters

named in the within-mentioned

Underwriting Agreement

c/o	UBS Securities Canada Inc.
Brookfield Place
161 Bay Street, Suite 4100
Toronto, ON
M5J 2S1

Ladies and Gentlemen:

The undersigned director or senior officer of Kinross Gold Corporation, an Ontario company (the “Company”), understands that an Underwriting Agreement (the “Underwriting Agreement”) has been executed and delivered by the Company, UBS Securities Canada Inc. (“UBS”) and other underwriters (the “Underwriters”), providing for the public offering (the “Offering”) of Common Shares of the Company.

This Lock-up Letter Agreement is being executed and delivered in accordance with Section 10(11) of the Underwriting Agreement at the request of the Underwriters.

In consideration of the foregoing, and of other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the undersigned agrees not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the Company’s common shares or securities convertible into or exchangeable or exercisable for any of the Company’s common shares, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Company’s common shares, whether any of these transactions are to be settled by delivery of the Company’s common shares or such other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of UBS, on behalf of the several Underwriters, until 90 days after the date of the closing of the Offering.  Notwithstanding the preceding sentence, the automatic disposition of securities received upon the vesting of restricted share units so as to satisfy withholding taxes will be exempt from the prohibition under this Lock-Up Letter Agreement.  Furthermore, the undersigned may (A) transfer the undersigned’s shares or securities (i) as a bona fide gift or gifts, (ii) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, (iii) pursuant to any equity compensation plan existing on the date hereof, or (iv) with the prior written consent of UBS, on behalf of the several Underwriters.  For purposes of this Lock-Up Letter Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

The undersigned understands that the Company and the Underwriters have proceeded and will proceed with the Offering in reliance on this Lock-up Letter Agreement.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-up Letter Agreement and that, upon request, the undersigned will execute any additional documents necessary or desirable in connection with the enforcement hereof.  This Lock-Up Letter Agreement is irrevocable and shall be binding upon the heirs, legal representatives, successors and assigns of the undersigned.

This Lock-up Letter Agreement has been entered into on the date first written above.

Yours very truly,

[Name of Director or Senior Officer]

2

SCHEDULE “C”

PERSONS SUBJECT TO LOCK-UP AGREEMENTS

1.	President and Chief Executive Officer of the Corporation.

2.	All directors of the Corporation.

1